EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Primerica, Inc.:

We consent to the incorporation by reference in registration statement Nos. 333-165834 and 333-176508 on Form S-8 of Primerica, Inc. of our reports dated February 26, 2015, with respect to the consolidated balance sheets of Primerica, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Primerica, Inc.

/s/ KPMG LLP

Atlanta, Georgia

February 26, 2015

EXH 23.1-1